

AM 3-24-05

U.S. SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report Form X-17a-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Linsco/Private Ledger Corp. Firm ID No.



RECEIVED
MAR 0 1 2005
185
WASH., D.C.
PROCESSING
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22nd Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Buchheister 858-450-9606
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

AM 3/31/2005

3/24

California Jurat

State of California

County of San Diego } ss.

Subscribed and sworn to (or affirmed) before me this: 25 day of February (month) 2005 (year), by:

(1) Esther M Stearns
Name of Signer #1

(2) ______________________
Name of Signer #2



KIMBERLY A. SCHEET
COMMISSION 1393927
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Jan. 14, 2007

Place Notary Seal and/or Any Stamp above

Kimberly A Scheet
Signature of Notary Public

Optional Information

Law does not require the information below. This information could be of great value to any person/persons relaying on this document and could prevent fraudulent and/or the reattachment of this document to unauthorized/ other document(s).

DESCRIPTION OF ATTACHED DOCUMENT

TITLE OR TYPE OF DOCUMENT Oath or Affirmation

DATE OF DOCUMENT ______________ NUMBER OF PAGES 1

SIGNER (S) IF DIFFERENT THAN ABOVE ______________

OTHER INFORMATION ______________

CAPACITY CLAIMED BY SIGNER (S)

SIGNER (S)'S NAME (S) ______________

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER
  Chief Financial Officer
  Title(s)
- ☐ PARTNER (S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE (S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ______________



RT. THUMBPRINT OF SIGNER #1
TOP OF THUMB HERE



RT. THUMBPRINT OF SIGNER #2
TOP OF THUMB HERE

SIGNER IS REPRESENTING:

NAME OF PERSON (S) OR ENTITY (IES) ______________

OATH OR AFFIRMATION

I, Esther M. Stearns, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Linsco/Private Ledger Corp. (the "Company") as of December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x)	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Linsco/Private Ledger Corp.

We have audited the accompanying statement of financial condition of Linsco/Private Ledger Corp. (the "Company") as of December 31, 2004, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over the financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Linsco/Private Ledger Corp. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The following supplemental schedules of Linsco/Private Ledger Corp. are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by regulations under the Commodity Exchange Act:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to and Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act	12
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) of the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in separate Accounts for Foreign Futures and Foreign Options Customers (Regulation 30.7)	13

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 28, 2005

LINSCO/PRIVATE LEDGER CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 93,873
Cash and securities segregated under federal and other regulations	58,617
Receivable from:	
Customers	206,030
Product sponsors, broker-dealers and clearing organizations	67,142
Others, net of allowance of $1,677	28,596
Securities borrowed	5,981
Securities owned—at market value (including $2,999 pledged to clearing organizations)	6,783
Fixed assets, net of accumulated depreciation and amortization of $39,399	36,469
Intangible assets	4,528
Deferred taxes	6,736
Other assets	14,612
TOTAL	$ 529,367

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Drafts payable	$ 86,080
Payable to customers	149,882
Payable to broker-dealers and clearing organizations	31,670
Accrued commissions payable	45,431
Accounts payable and accrued liabilities	36,094
Unearned revenue	18,873
Securities sold but not yet purchased—at market value	3,442
Income taxes payable	8,064
Total liabilities	379,536
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized, 7,500 shares; issued and outstanding, 4,900 shares	17
Additional paid-in capital	35,748
Retained earnings	114,066
Total stockholder's equity	149,831
TOTAL	$ 529,367

See accompanying notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Linsco/Private Ledger Corp. ("LPL" or the "Company"), headquartered in Boston and San Diego, is a clearing broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. Additionally, the Company is a member of the Boston Stock Exchange. The Company is a wholly owned subsidiary of LPL Holdings, Inc., a Massachusetts holding corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts and other investment products. The Company is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of more than 5,800 registered financial advisors dispersed throughout the United States.

Basis of Presentation—The statement of financial condition of the Company as of December 31, 2004 is prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals and other matters that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments, with original maturities of less than 90 days, other than securities held for trading or amounts segregated in compliance with federal regulations.

Segregated Cash and Securities—At December 31, 2004, the Company had $59 million of short-term fixed-rate U. S. Treasury Bills, segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

Receivables from and Payables to Customers—Receivables from and payables to customers include amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. Securities owned by customers are held as collateral for receivables but are not included in the accompanying statement of financial condition.

Receivable from Product Sponsors, Broker-Dealers and Clearing Organizations—Receivable from product sponsors, broker-dealers and clearing organizations generally consists of commission receivables and other receivables from broker-dealers and product sponsors.

Receivables from Others—Receivables from others is primarily for accrued fees from product sponsors, financial advisors and others. The Company provides for a general allowance for loan losses on its receivables based on historical collection experience. Additionally, when the party responsible for the receivable is no longer associated with the Company and it is determined that it is probable that the amount will not be collected, the Company provides for a specific allowance on the receivable. Included in this balance is approximately $6.6 million of receivables from the Company's registered financial advisors.

Drafts Payable—Drafts payable represent amounts drawn by the Company against a bank and under a sweep agreement with a bank.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash collateral provided for securities-borrowed transactions and received for securities-loaned transactions, respectively. The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The collateral received for securities loaned is generally cashed and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payable to broker-dealers and clearing organizations in the statement of financial condition.

Under Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125*, the Company is required to disclose the collateral received under securities borrowed, customer and noncustomer agreements that it has the ability to sell or repledge, and the amounts of collateral that have been pledged or resold. As of December 31, 2004, the Company had received collateral primarily in connection with securities borrowed and customer margin loans with a market value of approximately $255 million, which it can sell or repledge. Of this amount, approximately $39 million has been pledged as of December 31, 2004 in connection with deposits at clearing organizations.

Securities Owned and Sold—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their estimated useful lives or the terms of the underlying lease, ranging up to 10 years. Equipment, furniture, fixtures and purchased software are depreciated over periods of 3 to 7 years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Capitalized Software—Internally developed software that qualifies for capitalization under AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, is capitalized as a fixed asset and subsequently amortized over the estimated useful life of the software not to exceed three years.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating-rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry. Securities owned and securities sold but not yet purchased are stated at market value, determined by quoted market prices.

Legal Reserves—The Company records reserves for legal proceedings in "Accounts payable and accrued liabilities" in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of a financial advisor; insurance coverage; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Income Taxes—The Company is included in the consolidated federal income tax return filed by LPL Holdings, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LPL Holdings, Inc. Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Tax Contingencies—Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state, local and foreign tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of SFAS No. 5, *Accounting for Contingencies.*

Recently Issued Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised) ("SFAS No. 123R"), *Share-Based Payment.* SFAS No. 123R eliminates the intrinsic value method under Accounting Principles Board Opinion No. 25 as an alternative method of accounting for stock-based awards. SFAS No. 123R also revises the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. In addition, SFAS No. 123R amends SFAS No. 95, *Statement of Cash Flows*, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows.

Management is currently evaluating the impacts of adopting SFAS No. 123R, which will be required prospectively beginning on January 1, 2006.

2. RECEIVABLE FROM PRODUCT SPONSORS, BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2004, receivable from product sponsors, broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,461	$ 12,080
Receivable/payable to product sponsors and broker-dealers	18,062	298
Receivable/payable to clearing organizations	2,844	6,986
Securities loaned to clearing organization		12,306
Commissions receivable from product sponsors and others	43,775	
	$ 67,142	$ 31,670

Securities loaned represents amounts due to the DTC for collateral received in participation with its securities lending program.

The Company clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to the broker-dealer relates to the aforementioned transactions and is collateralized by securities owned by the Company.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2004, securities owned and securities sold but not yet purchased consist of securities at quoted market prices as follows (in thousands):

	Owned	Sold But Not Yet Purchased
Mutual funds	$ 3,730	$ 3,384
U.S. government obligations	2,999	
Stocks and warrants	11	58
Money market funds	43	
	$ 6,783	$ 3,442

4. FIXED ASSETS

The components of fixed assets at December 31, 2004 are as follows (in thousands):

Computers and software	$ 30,757
Furniture and equipment	10,520
Leasehold improvements	10,203
Internally developed software	24,388
Total fixed assets	75,868
Accumulated depreciation and amortization	(39,399)
Fixed assets—net	$ 36,469

5. INTANGIBLE ASSETS

On June 1, 2004, LPL Holdings, Inc. completed the acquisition of all the outstanding stock and issued capital stock of both Main Street Management Company ("Main Street") and WSG Associates, Inc. (renamed to Linsco/Private Ledger Insurance Associates, Inc.) as well as certain rights and assets of WS Griffith Securities, Inc. ("WSG Securities"). This acquisition was designed to strategically enhance LPL's recruiting position for financial advisors previously registered with Main Street and WSG Securities. In accordance with SFAS No. 141, *Business Combinations*, LPL Holdings, Inc. accounted for this transaction using the purchase method of accounting, which requires the purchase price to be allocated to the specific tangible and intangible assets acquired and liabilities assumed. As part of the purchase price allocation, LPL Holdings recorded intangible assets for the lists of financial advisors received. The value assigned to these financial advisor lists for Main Street and WSG Securities were $916,000 and $3.249 million, respectively. Since these assets can only directly benefit LPL, they were purchased from LPL Holdings, Inc. at their stated amounts immediately following the acquisition. The Company intends to amortize the intangible assets associated with the lists of financial advisors over an expected life of approximately five years.

As a result of the acquisition of Main Street, goodwill in the amount of $363,000 was created. This amount was related to the deferred tax liability recorded based on differences between the financial accounting and tax basis of the intangible assets acquired.

6. INCOME TAXES

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 is presented below (in thousands):

Deferred tax assets:	
Reserves for litigation, vacation allowance and bonuses	$ 2,044
Deferred rent	2,165
Provision for bad debts	730
Stock-based compensation	5,465
Regulatory fees and related matters	4,407
Other	306
	15,117
Deferred tax liabilities:	
Differences in depreciation and amortization methods	(7,724)
State taxes	(657)
	(8,381)
Deferred taxes—reported in the accompanying statement of financial condition	$ 6,736
Income taxes payable—reported in the accompanying statement of financial condition	$ 8,064

A valuation allowance against deferred tax assets at December 31, 2004 is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

7. BANK LOANS PAYABLE

The Company maintains various lines of credit with multiple banks. The Company maintained uncommitted, secured lines of credit totaling $210 million, which were not utilized at December 31, 2004. The Company also maintains uncommitted, unsecured lines of credit totaling $20 million, which, at December 31, 2004 were not utilized.

8. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum payments under leases and lease commitments with remaining terms greater than one year as of December 31, 2004 are approximately as follows (in thousands):

Year Ending December 31	
2005	$ 7,445
2006	7,766
2007	8,135
2008	8,309
2009	8,572
Thereafter	25,501
	$65,728

Guarantees—The Company occasionally enters into certain types of contracts that contingently require the Company to indemnify certain parties against third-party claims. These contracts primarily relate to real estate leases under which the Company may be required to indemnify property owners for claims and other liabilities arising from the Company's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial position of the Company or its results of operations.

Regulatory—The Company is currently under investigation by the NASD regarding certain sales of Class B and Class C mutual fund shares and the Company's receipt of brokerage commissions ("directed brokerage") from certain mutual fund families. NASD has raised questions regarding whether certain sales of Class B and Class C mutual fund shares since January 1, 2002 were unsuitable for customers. The investigation is ongoing; however, NASD has proposed a possible resolution of these concerns under which the Company would remediate alleged customer harm related to certain transactions and pay a monetary penalty. For the directed brokerage investigation, NASD is seeking a monetary penalty

to settle allegations that LPL improperly accepted brokerage commissions as payment for participation by certain fund sponsors in the Company's mutual fund marketing programs during the period from January 1, 2000 through December 31, 2003.

The Company is unable to predict whether the concerns raised by the NASD with respect to these investigations will be resolved by agreement or whether some or all of these matters will proceed to litigation. Management has accrued for potential settlements or fines related to these matters in the amount of $10.74 million, which has been reflected in the Company's statement of financial condition as of December 31, 2004.

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2004, the Company had pledged $24.9 million and $12.3 million of customer-owned securities on deposit with the Options Clearing Corporation and Depository Trust Company, respectively.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions as of December 31, 2004 did not have a material effect on the financial position of the Company.

9. EMPLOYEE BENEFITS PLAN

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of: the amount designated by the employee for withholding and contribution to the 401(k) plan; or 8% of the employee's total compensation.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2004, the Company had net capital of $45.8 million, which was $41 million in excess of required net capital.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not

fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis and are recorded on the accompanying statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

* * * * * *

SCHEDULE I

LINSCO/PRIVATE LEDGER CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2004
(Dollars in thousands)

Total capital and allowable credits—total stockholder's equity from statement of financial condition	$ 149,831
Deductions and/or charges:	
Nonallowable assets included in the following balance sheet accounts:	
Receivables from customers and product sponsors	10,247
Other receivables	30,330
Fixed assets—net	36,469
Intangible assets	4,528
Other assets	20,993
Total non-allowable assets	102,567
Other deductions	241
Total deductions and charges	102,808
Net capital before charges on trading securities positions	47,023
Haircuts on securities positions	1,271
NET CAPITAL	$ 45,752
Alternative net capital required under the Securities Exchange Act—2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $250 if greater)	$ 4,710
Excess net capital	$ 41,042
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004) (filed on January 26, 2005):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 49,194
Change in estimate for accrued expenses	(3,442)
Net capital per above	$ 45,752
Computation of alternative net capital requirement 2% of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ 4,710
Excess net capital	$ 41,042

SCHEDULE II

LINSCO/PRIVATE LEDGER CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4D(2) OF THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS (REGULATION 30.7)
DECEMBER 31, 2004

As the Company has not executed any commodity customer transactions, it is not required to segregate any funds in accordance with the regulations cited above.

Deloitte.

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Board of Directors and Stockholder
Linsco/Private Ledger Corp.

In planning and performing our audit of the financial statements of Linsco/Private Ledger Corp. (the "Company") for the year ended December 31, 2004, on which we issued our report dated February 28, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (collectively, the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with such practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2005